**STINA RESOURCES LTD.**

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

Unaudited



Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

STINA RESOURCES LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

JUNE 30, 2004 AND SEPTEMBER 30, 2003

## ASSETS

| | June 30 2004 | September 30 2003 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash | $ 80,267 | $ 44 |
| Accounts receivable | 7,814 | 6,484 |
| Due from related parties (Note 8) | - | 2,124 |
| Inventories (Note 3) | 13,916 | 7,100 |
| | 101,997 | 15,752 |
| **CAPITAL ASSETS** (Note 4) | 953 | 1,122 |
| **OTHER** | | |
| Incorporation costs | 804 | 804 |
| | $ 103,754 | $ 17,678 |

## LIABILITIES

| | June 30 2004 | September 30 2003 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ 36,733 | $ 63,183 |
| Due to related parties (Note 7) | 6,836 | 16,924 |
| | 43,569 | 80,107 |

## SHAREHOLDERS' EQUITY

| | June 30 2004 | September 30 2003 |
|---|---|---|
| **SHARE CAPITAL** (Note 5) | 2,574,904 | 2,407,404 |
| **DEFICIT** | (2,514,719) | (2,469,833) |
| | (60,185) | (62,429) |
| | $ 103,754 | $ 17,678 |

Approved on behalf of the Board

<Edward Gresko>, Director

<Sidney Mann>, Director

UNAUDITED
**Prepared by Management**

# STINA RESOURCES LTD.
# INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
## THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

| | Three months ended June 30, 2004 | Nine months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| **SALES** | $ 31,474 | $ 86,466 | $ 30,132 | $ 116,958 |
| **COST OF GOODS SOLD (Schedule 1)** | 6,817 | 19,841 | 5,967 | 28,986 |
| **GROSS PROFIT** | 24,657 | 66,625 | 24,165 | 87,972 |
| **EXPENSES** | | | | |
| Northern Sea's Expenses **(Schedule 2)** | 16,438 | 64,282 | 45,678 | 91,221 |
| Administration Expenses **(Schedule 3)** | 12,297 | 47,229 | 8,962 | 39,088 |
| | 28,735 | 111,511 | 54,640 | 130,309 |
| **NET LOSS FOR THE PERIOD** | $ (4,078) | $ (44,886) | $ (30,475) | $ (42,337) |
| **DEFICIT, at beginning of period** | 2,510,641 | 2,469,833 | 2,413,780 | 2,401,918 |
| **DEFICIT, at end of period** | $ 2,514,719 | $ 2,514,719 | $ 2,444,255 | $ 2,444,255 |
| **LOSS PER SHARE** | $ (0.001) | $ (0.006) | $ (0.005) | $ (0.007) |

UNAUDITED
**Prepared by Management**

**STINA RESOURCES LTD.**
**INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS**
**THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003**

| | Three months ended June 30, 2004 | Nine months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| **CASH PROVIDED BY (USED FOR)** | | | | |
| **OPERATING ACTIVITIES** | | | | |
| Net loss | $ (4,078) | $ (44,886) | $ (30,475) | $ (42,337) |
| Add non-cash items: | | | | |
| Amortization | 56 | 168 | 70 | 210 |
| | (4,022) | (44,718) | (30,405) | (42,127) |
| Net changes in other non-cash operating accounts | | | | |
| Accounts receivable | 1,998 | (1,330) | (1,729) | (12,566) |
| Inventories | 3,894 | (6,815) | (915) | 587 |
| Accounts payable | (9,487) | (26,450) | 7,321 | 5,656 |
| | (7,617) | (79,313) | (25,728) | (48,450) |
| **FINANCING ACTIVITIES** | | | | |
| Issuance of share capital | 80,000 | 167,500 | - | - |
| Share subscription payable | - | - | 60,000 | 60,000 |
| Due to(from) related parties | (2,746) | (7,964) | (35,172) | (7,188) |
| | 77,254 | 159,536 | 24,828 | 52,812 |
| **INCREASE (DECREASE) IN CASH** | 69,637 | 80,223 | (900) | 4,362 |
| **CASH**, beginning of period | 10,630 | 44 | 4,013 | (1,249) |
| **CASH**, end of period | $ 80,267 | $ 80,267 | $ 3,113 | $ 3,113 |

UNAUDITED
**Prepared by Management**

Schedule 1

**STINA RESOURCES LTD.**
**INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD**
**THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003**

| | Three months ended June 30, 2004 | Nine months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| OPENING INVENTORY | $ 17,810 | $ 7,100 | $ 9,944 | $ 11,446 |
| ADD: | | | | |
| Purchases | - | 3,647 | 976 | 13,179 |
| Packaging and testing | 2,923 | 22,622 | 5,710 | 14,412 |
| Duty, freight and brokerage | - | 388 | 196 | 808 |
| | 2,923 | 26,657 | 6,882 | 28,399 |
| | 20,733 | 33,757 | 16,826 | 39,845 |
| LESS ENDING INVENTORY | (13,916) | (13,916) | (10,859) | (10,859) |
| COSTS OF GOODS SOLD | $ 6,817 | $ 19,841 | $ 5,967 | $ 28,986 |

Schedule 2

**STINA RESOURCES LTD.**
**INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS**
**NORTHERN SEA'S DIVISION**
**THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003**

| | Three months ended June 30, 2004 | Nine months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| Accounting | $ 3 | 312 | 232 | 1,053 |
| Advertising and promotion | 883 | 1,851 | $ 573 | 1,244 |
| Office | 1,615 | 4,464 | 3,398 | 6,236 |
| Product and market development | - | 7,400 | 23,006 | 23,006 |
| Rent | 3,038 | 13,314 | 4,867 | 13,811 |
| Shipping and postage | 1,438 | 6,085 | 2,640 | 7,675 |
| Telephone | 943 | 3,724 | 924 | 3,640 |
| Wages, commissions, and contract services | 8,518 | 27,132 | 10,038 | 34,556 |
| | $ (16,438) | $ (64,282) | $ (45,678) | $ (91,221) |

UNAUDITED
**Prepared by Management**

Schedule 3

**STINA RESOURCES LTD.**
**INTERIM CONSOLIDATED SCHEDULE OF ADMINISTRATIVE EXPENSES**
**THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2004 AND 2003**

| | Three months ended June 30, 2004 | Nine months ended June 30, 2004 | Three months ended June 30, 2003 | Nine months ended June 30, 2003 |
|---|---|---|---|---|
| Accounting, audit and legal | $ 9,700 | $ 12,971 | $ 1,416 | $ 5,441 |
| Amortization | 56 | 168 | 70 | 210 |
| Bank charges and interest | 27 | 194 | 24 | 102 |
| Consulting | - | 16,100 | 6,000 | 25,835 |
| Office and sundry | 50 | 125 | 25 | 100 |
| Regulatory fees | 879 | 9,914 | 900 | 3,500 |
| Printing | - | 778 | - | - |
| Project investigation | - | 1,175 | - | - |
| Transfer agent | 1,488 | 5,399 | 824 | 4,171 |
| Travel and promotion | - | 510 | - | - |
| Loss (Gain)on exchange | 97 | (105) | (297) | (271) |
| | $ 12,297 | $ 47,229 | $ 8,962 | $ 39,088 |

## 1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2003.

These Interim Financial Statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. The results of operation for the nine months ended June 30, 2003 are not necessarily indicative of results to be expected for the entire year ending September 30, 2004.

## 2. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital surplus of $58,428. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

## 3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

The subsidiary is involved in the processing and storage of raw materials. All intercompany transfers of materials and finished goods occur at cost.

b) Capital Assets

Amortization is provided at the following annual rates:

| | |
|---|---|
| Office equipment | 20% Declining balance |
| Laboratory equipment | 20% Declining balance |

The carrying value of all capital assets are reviewed for impairment annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or disposition. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

## 3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Measurement uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

g) Risk management

Credit and foreign currency risks are managed by policies developed by the board of directors. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration.

The Company is not exposed to significant risks outside the normal scope of its operations.

h) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

## 3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

i) Stock based compensation

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-based Compensation and other stock based payments, in the prior year.

Under the guidelines, all new or repriced stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees

j) Revenue recognition

Revenue from product sales is recorded upon product shipment.

k) Loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, Earnings per share, in the prior year.

The standard requires the use of the treasury stock method for computing diluted earnings per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

l) Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and amounts due and from related parties. The fair-value of these instruments approximates their carrying value due to their short-term maturity.

## 3. INVENTORIES

| | 2004 | 2003 |
|---|---|---|
| Inventories consist of: | | |
| Raw materials | 2,926 | 1,010 |
| Finished goods | 10,990 | 6,090 |
| | 13,916 | 7,100 |

## 4. CAPITAL ASSETS

| | 2004 | | | 2003 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net | Net |
| Office equipment | 3,179 | 2,716 | 463 | 545 |
| Laboratory equipment | 4,270 | 3,780 | 490 | 577 |
| | 7,449 | 6,496 | 953 | 1,122 |

## 5. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of Shares | Amount $ | Number of Shares | Amount $ |
| Balance | | | | |
| Beginning of year | 7,319,967 | 2,407,404 | 6,819,967 | 2,347,404 |
| Issued during year | | | | |
| Shares | 350,000 | 87,500 | 500,000 | 45,000 |
| Warrants | 500,000 | 80,000 | - | 15,000 |
| Balance | 8,169,967 | 2,574,904 | 7,319,967 | 2,407,404 |

b) Shares in escrow

750,000 shares (2003- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

| Number | Exercise Price | Expiry date |
|---|---|---|
| 380,000 | 0.10 | August 2, 2004* |

During the period, a total of 500,000 warrants at $0.16 were exercised for total proceeds of $80,000.

Subsequent to June 30, 2004, 380,000 warrants at $0.10 were exercised for total proceeds of $38,000.

## 5. SHARE CAPITAL– CONT'D

d) Private placement

During the period the Company completed its non-brokered private placement of 350,000 common shares at $0.25 per share for total proceeds of $87,500. There were no warrants attached to this private placement.

During the period the Company arranged a non-brokered private financing of up to 1,200,000 units at a price of $0.19 per unit, each unit consisting of one share and one share purchase warrant exercisable to purchase one additional common share of the Company at a price of $0.26 per share for a period of two years. The private placement was completed after quarter end and the shares are subject to a four month hold period expiring December 13, 2004.

## 6. RELATED PARTY TRANSACTIONS

During the period, the Company paid premises rent in the amount of $2,315 (2003 - $2,300) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $6,000 were paid to a director of the Company (2003 - $6,000) for product sales.

During the period, the Company incurred fees in the amount of $9,630 (2003 - $6,000) to a company owned by an officer of the Company for administrative services performed on behalf of the Company.

Related party transactions have been recorded at their dollar exchange amount.

## 7. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Due from related parties:** | | |
| Officer | - | 293 |
| Company under common management | - | 1,831 |
| | - | 2,124 |
| **Due to related parties:** | | |
| Company controlled by a director | 1,289 | 2,089 |
| Company controlled by an officer | 8,293 | 14,836 |
| | 9,582 | 16,924 |

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

**8. RESOURCE PROPERTIES**

Zeibright Property, California, U.S.A.

On March 1, 2004 the Company announced that it has entered into an option agreement to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. Consideration for the property includes a $50,000 cash payment, issuance of 750,000 common shares, and a Phase I exploration program of $400,000. Phase II of the project requires a $100,000 cash payment, issuance of 750,000 common shares and further expenditures of $350,000.

On June 4, 2004, the Company rescinded its option agreement with the owner of the property, but retains a first right of refusal to enter into another option agreement on the same property.

**9. SUBSEQUENT EVENTS**

Subsequent to the quarter end the Company issued the following treasury shares

- 1,200,000 pursuant to the closing of a private placement
- 380,000 pursuant to an exercise of warrants

**9. COMPARATIVE FIGURES**

Certain of the 2003 figures have been reclassifed to conform with current presentation.

## BC FORM 51-901F

## QUARTERLY AND YEAR END REPORT

**Incorporated as part of:** ________ **Schedule A**
____x____ **Schedules B & C**
(place x in appropriate category)

## ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **June 30, 2004**

DATE OF REPORT: **August 27, 2004**

## CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

| **EDWARD GRESKO** | **<EDWARD GRESKO>** | **04/08/27** |
|---|---|---|
| **NAME OF DIRECTOR** | ***SIGN (TYPED)*** | **DATE SIGNED (YY/MM/DD)** |
| **SIDNEY MANN** | **<SYDNEY MANN>** | **04/08/27** |
| **NAME OF DIRECTOR** | ***SIGN (TYPED)*** | **DATE SIGNED (YY/MM/DD** |

**STINA RESOURCES LTD.**
**QUARTERLY REPORT**

**June 30, 2004**

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3) and Schedule C below

2. See Financial Statements (Note 6 & 7)

3. a) SUMMARY OF SECURITIES ISSUED DURING THE PERIOD ENDED JUNE 30, 2004;

   500,000 common shares were issued subsequent to the exercisement of warrants on May 16, 2004.

   b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED JUNE 30, 2004;

   None

4. a) (see 4.(d) below)

   b) (see 4.(d) below)

   c) 380,000 share purchase warrants were outstanding as of June 30, 2004. These share purchase warrants entitle the holder to acquire a common share at $0.12 per share up to August 2, 2004. These share purchase warrants were exercised at a price of $0.16 per subsequent to the end of the period. (see subsequent events).
   Shares issued upon exercise of the warrants are subject to a four-month hold period.

   d) 100,000,000 common shares without par value are authorized, of which 7,789,967 were issued and outstanding at June 30, 2004. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors and Officers as of June 30, 2004
   Mr. Edward Gresko, President/ Director
   Mr. Sidney Mann, Treasurer/ Director
   Mr. Robert Cuffney, Director
   Mr. Jim Wall, General Manager
   Mr. George Weinstein, Secretary

# STINA RESOURCES LTD.
# QUARTERLY REPORT

## JUNE 30, 2004

## SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending June 30, 2004, with the directors of the company, and amongst themselves respectively.

   Description of Business

   Northern Seas Division
   Stina Resources Ltd. is engaged in the alternative natural health food manufacturing and wholesale business, and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder. The company complies with health food industry standards in both the US and Canada, and manufactures in government inspected facilities in the US and Canada.

Northern Seas Division Operations
The company (Northern Seas division) continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various industry research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including direct sales and over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become one of the company's best selling product.

The long-term goals for the company (Northern Seas division) include securing a 2-3% market share in the Canadian health food industry, as well as the pet food industry, and to increase the product line to ten products by the end of year 2004.

Discussion of Operational & Financial Condition

The overall sales of the company (Northern Seas division) to date have decreased by 26% comparatively to the same period in 2004 (ending quarter 3). It is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing human products appears to have a slower growth than at the time they were introduced.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. As of June 30, 2004 additional financings had raised a total of $375,500 for working capital.

In addition, on June 18, 2004, the company proposed another private placement for 1.2 million units at a price of $0.19 per unit, with each unit consisting of one share and one warrant having a two-year term for the purchase of one further common share of the company at the exercise price of 26 cents per share. The shares would be subject to a four-month hold period and the proceeds from the financing would be used as working capital. (see news release dated June 18, 2004). This private placement was completed subsequent to the quarter end. (see subsequent events)

Resource Property

The company is exploring a change in its direction of business in an attempt to move into a potentially more lucrative industry.

On March 1, 2004 the Company announced that it has entered into an option agreement with Steephollow Resources to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California. Subject to regulatory approval, consideration for the property includes a $50,000 cash payment, issuance of 750,000 common shares of the Company and financing of a Phase I exploration program of $400,000. Phase II of the project requires a $100,000 cash payment, issuance of 750,000 common shares and further expenditures of $350,000.
(see financial statements – note 8 and news release dated March 1, 2004)

On April 14, 2004 trading on the company was halted, pending review of this change of business.

On June 4, 2004, the Company rescinded its option agreement with the owner of the property, but retains a first right of refusal to enter into another option agreement on the same property. (see news release dated June 4, 2004).
The company resumed trading on June 7, 2004 (see news release dated June 4, 2004).

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

b) On March 1, 2004 the Company announced that it has entered into an option agreement with Steephollow Resources to purchase a 70% beneficial interest in seven lode mining claims located in Nevada County, California.
On June 4, 2004, the Company rescinded its option agreement with the owner of the property, but retains a first right of refusal to enter into another option agreement on the same property. (see news release dated June 4, 2004).

c) See financial statements (Note 4)

d) See financial statements (Note 4)

e) See financial statements (Note 6 & 7)

f) No material contracts or commitments have been entered into as of June 30, 2004.

g) Not applicable

h) See financial statements (Note 6)

i) The company is not currently engaged in any legal proceedings

j) See financial statements (Note 6& 7)

k) Not applicable

l) Not applicable

m) Not applicable

n) No management changes occurred during the quarter ending June 30, 2004

o) No special resolutions have been passed by the company directors during the quarter ending June 30, 2004.

4. Subsequent Events

Subsequent to the quarter ending June 30, 2004, the company completed the private placement for 1.2 million shares at a price of $0.19. (see above Discussion of Operational & Financial Condition)

No new management agreements have been entered into during this subsequent period.

5. a) Not applicable

   b) Not applicable

6. Liquidity & Solvency

The Company has experienced an operating loss of $4,078 for the quarter ending June 30, 2004, compared with an operating loss of $30,475 for the quarter ending June 30, 2003. This relative decrease in operating loss is mainly as a result of a 64% decrease in Northern Seas product development costs comparatively between the two periods (see above – Operations). The company experienced a working capital surplus of $2,343 for the year as of June 30, 2004 compared with $48,884 for the year as of June 30, 2003. The substantial reduction in working capital surplus is mainly as a result of funds being used for increasing inventories between the two periods. Sales decreased by 26% over the past year for the same period ending June 30, 2003, but are expected to remain relatively consistent for the next year. This current decrease is mainly due to a noticeable reduction in bulk raw material product sales. (see above – Operations) Cost of Goods Sold have decreased by approximately 1% comparatively to the same period in 2003, and stood at 23% of sales for the period ending June 30, 2004. Administrative expenses increased by 37% over the same period ending June 30, 2003, mainly due to an increase in regulatory and transaction fees related to additional financings and a proposed property acquisition (see above).

In particular Accounting, Audit and Legal Fees Expenses increased by $4,259 the same period ending June 30, 2003. Regulatory fee expenses have increased by $6,414 over the same period ending June 30, 2003, while consulting fees decreased by $9,735 over the same period ending June 30, 2003. Project investigation expenses increased by $1,175 over the same period ending June 30, 2003.

The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

As of June 30, 2004 additional financings had raised a total of $375,500 for working capital, and a proposed private placement for an additional $228,000 in working capital was completed subsequent to quarter end.